

Pierre Soulages (b. 1919)



Pierre Soulages is one of only three artists, next to Picasso and Chagall, to be honored with a solo exhibition at the Louvre during their lifetime.

INVESTMENT THESIS

Price Appreciation of Similar Works

18.3%

Similar Sales


$2.0m
$1.5m
$1.0m
$0.5m
$0.0m
09
14
19

Initial Offering

$1,554,000

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant 37 years
2020 Auction Sales	moderate $29,445,934
Repeat Sales	view

4% Progress

INVEST NOW

DEAL SHEET

WHY WE LIKE THIS PAINTING

- At 101 years old, Pierre Soulages is considered to be one of the world's great living artists and is hailed in France as a national treasure.
- In 2019, Soulages became only the third artist to be honored with a solo show at the Louvre in Paris during their lifetime, alongside Pablo Picasso and Marc Chagall.
- The work is emblematic of the artist's signature "Outrenoir" series or "beyond black," which explores the relationship between light and black paint.
- The top auction record for a post-2000 Outrenoir example has grown from $245,000 in 2010, to $2.85 million, which was set in November 2018 for a large format example, titled *Peinture 186 x 143 cm, 23 décembre 1959* (1959).
- A similar size painting titled *Peinture 157 × 222 cm, 25 octobre 2006* (2006), sold for $2.14 million in December 2019, which is the 2nd highest auction sale for post-2000 works from the Outrenoir series.
- Although there are no guarantees, similar works have shown attractive historical price appreciation at auction of 18.3% annualized from 2007 to 2020.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales	2020 Number of Lots Sold
$29,445,934	189

PIERRE SOULAGES

b. 1919, FRANCE



Acrylic on canvas | 51 × 65 in. (130 × 165 cm.)

Pierre Soulages is one of only three artists, next to Picasso and Chagall, to be honored with a solo exhibition at the Louvre during their lifetime.

$1,554,000

INITIAL OFFERING

18.3%

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a representative example of Pierre Soulages' late "Outrenoir" paintings, which he began to develop in 1979 and solidified in the early 2000s. The work is emblematic of the artist's signature Outrenoir series or "beyond black," which explores the relationship between light and black paint. While the Painting is a large scale format, greater than four feet in height by five feet in width, the largest Outrenoir works to sell at auction have exceeded 100 inches in height or width. The Painting features a matte black background with numerous glossy marks, created with a palette knife by the artist's own hand, that are arranged in a pattern throughout the composition. Though as of December 31, 2010, the record auction price for any Outrenoir painting was just under $245,000, in 2018 a large format triptych from the series, entitled *Peinture 227 × 306 cm, 2 mars 2009*, sold for $2.85 million. As of October 6, 2021, this 2009 triptych remains the most expensive work created after 2000 by the artist to sell at auction. The second highest price achieved at auction for an Outrenoir painting created after 2000, was for *Peinture 157 x 222 cm, 25 octobre 2006*, which sold for €1,932,500 ($2,141,176) at Sotheby's Paris on December 4, 2019. The series, composition, surface, large format and execution of the Painting make it a commercial example by Pierre Soulages.

Paintings by Pierre Soulages are held in some of the most important permanent collections in the world, including the Guggenheim Museum in New York, the Tate Modern in London, and the Centre Pompidou in Paris, among others. Additionally, in 2001, Soulages became the first living artist granted an exhibition at the Saint Petersburg's State Hermitage Museum, and in 2009, the artist was the subject of a retrospective at the Musée National d'Art Moderne, Centre Pompidou. In 2019, he became only the third artist to be honored with a solo show at the Louvre during their lifetime, alongside Marc Chagall and Pablo Picasso. Shortly before the retrospective, Soulages' work was also exhibited in "Pierre Soulages: A Century," a solo exhibition at Lévy Gorvy in New York that commemorated the artist's 100th birthday. A grand collection of Soulages' work is present at his eponymous museum in his hometown of Rodez in France, to which he and his wife donated around 500 works. As of October 25, 2021, the artist's top auction records have been set for large format paintings from the late 1950s and early 1960s. As of October 25, 2021, these top auction records are led by *Peinture 186 × 143 cm, 23 décembre 1959* (1959), which sold for $10,600,000 on November 15, 2018, followed by *Peinture 200 × 162 cm, 14 mars 1960* (1960), which sold for €9,351,500 ($10,288,248) on November 27, 2019, and *Peinture 162 × 130 cm, 14 avril 1962* (1962), which sold for €6,120,000 ($6,885,000) on June 6, 2017.

AS OF OCTOBER 25, 2021, SOULAGES' AUCTION RECORDS ARE LED BY *PEINTURE 186 × 143 CM, 23 DÉCEMBRE 1959* (1959), WHICH SOLD FOR $10,600,000 ON NOVEMBER 15, 2018, FOLLOWED BY *PEINTURE 200 × 162 CM, 14 MARS 1960* (1960), WHICH SOLD FOR €9,351,500 ($10,288,248) ON NOVEMBER 27, 2019, AND *PEINTURE 162 × 130 CM, 14 AVRIL 1962* (1962), WHICH SOLD FOR €6,120,000 ($6,885,000) ON JUNE 6, 2017.

AUCTION RESULTS FOR SIMILAR WORKS[2]


$2.2M
$1.7M
$1.1M
$0.5M
2006
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Pierre Soulages (b. 1919) is considered to be one of the most important and accomplished French painters still working today. Soulages began his artistic education in 1938, at the prestigious École nationale supérieure des Beaux-Arts in Paris, but never finished his formal schooling. After serving in the military during World War II, Soulages returned to Paris in 1946, and began working wholly in an abstract style. Over the course of his decades-long career, Soulages' commitment to abstraction and interest in the properties of black paint and its relationship with light has not wavered. Though his late 1950s and early 1960s works feature hints of color, in subsequent years, black began to dominate his practice. The sought after "Outrenoir" monochrome paintings are the culmination of his practice.







1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Pierre Soulages with the following criteria: fully black paintings of the Outrenoir series that were completed between 2000 and 2020 that measure between 30 inches by 30 inches and 100 inches by 100 inches. No comparative works that were created within five years of the Painting have sold at auction; the works in the comparative set were created between 2002 and 2011, and the Painting was created in 2017. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 18.3% CAGR implied from selected sales occurring from May 30, 2007 to December 5, 2020.

The information contained on the Masterworks.io web site has been prepared by Masterworks without reference to any particular user's investment requirements or financial situation. Potential investors are encouraged to consult with professional tax, legal, and financial advisors before making any investment into a Masterworks offering. All investments involve risk, including the risk of the loss of all of your invested capital. Please consider carefully the investment objectives, risks, transaction costs, and other expenses related to an investment prior to deciding to invest. Diversification and asset allocation do not ensure profit or guarantee against loss. Investment decisions should be based on an individual's own goals, time horizon, and tolerance for risk.

YOU MUST CAREFULLY REVIEW THE RELEVANT MASTERWORKS OFFERING CIRCULAR AND OFFERING STATEMENT BEFORE DECIDING TO INVEST.

Investment overviews on the Masterworks.io website contain summaries of the purpose and the principal business terms of the investment opportunities. Such summaries are intended for informational purposes only and do not purport to be complete, and each is qualified in its entirety by reference to the more detailed discussions contained in the respective Offering Circular filed with SEC or other offering materials relating to such investment opportunity.

An indication of interest involves no obligation or commitment of any kind by either party. By using this website, you accept the Masterworks.io Terms of Use and Privacy Policy. Any person interested in investing in any Masterworks offering should review our disclosures and the most recent publicly filed offering statement relating to that offering, a copy of which will be available on this website (www.masterworks.io), or as available on the SEC'S EDGAR web site.

Masterworks is not registered, licensed, or supervised as a broker dealer or investment adviser by the SEC, the Financial Industry Regulatory Authority (FINRA), or any other financial regulatory authority or licensed to provide any financial advice or services. Certain equity owners of Masterworks operate in their capacity as a "principal" to Masterworks platform transactions pursuant to SEC Rule 3a4-1.

Masterworks does not offer refunds after an investment has been made. Please review the relevant offering materials and subscription documentation for more information.

Masterworks.io, LLC is located at 225 Liberty Street, 29th Floor, New York NY, 10281.

Certain Masterworks associated persons may solicit on behalf of Masterworks offerings in their capacities as registered representatives of Independent Brokerage Solutions LLC MEMBER: FINRA / SIPC. Masterworks.io and its affiliates are independent and unaffiliated with Independent Brokerage Solutions LLC. To check the background of Independent Brokerage Solutions LLC and its representative, visit FINRA's BrokerCheck. Please see Form CRS.

Independent Brokerage Solutions LLC is located at 485 Madison Ave, 15th Floor, New York, NY 10022.

This website contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements.